Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

InfuSystem Holdings, Inc.

Madison Heights, Michigan

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 of InfuSystem Holdings, Inc. and subsidiaries, of our report dated March 22, 2017, relating to the consolidated financial statements of InfuSystem Holdings, Inc. and subsidiaries appearing in the Company’s Annual Report on Form 10-K for the year ended December 31, 2016.

/s/ BDO USA, LLP

Troy, Michigan

March 31, 2017

BDO USA, LLP, a Delaware limited liability partnership, is the U.S. member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

BDO is the brand name for the BDO network and for each of the BDO Member Firms.